Mayer Brown LLP
700 Louisiana Street
Suite 3400
Houston, Texas 77002-2730
August 26, 2011
Main Tel +1 713 238 3000
Main Fax +1 713 238 4888
www.mayerbrown.com

Dallas Parker
Direct Tel +1 713 238 2700
BY EDGAR	Direct Fax +1 713 238-4700
dparker@mayerbrown.com

Anne Nguyen Parker

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Bonanza Creek Energy, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed July 25, 2011
File No. 333-174765

Dear Ms. Parker:

On behalf of the above-captioned registrant (the “Company”), enclosed for your information and review are responses to the comments from the staff of the Commission (the “Staff”) set forth in your letter dated August 12, 2011 with respect to the above referenced Amendment No. 1 to the Registration Statement on Form S-1 of the Company (the “Registration Statement”).  Set forth below are the Company’s responses to the Staff’s comments.  Concurrently with the delivery of this letter, the Company is submitting (via EDGAR) Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which reflects changes made to the Registration Statement in response to the Staff’s comments.  Courtesy copies of this letter and Amendment No. 2 (specifically marked to show the changes thereto) are being submitted to the Staff.

This letter is submitted to respond on a point-by-point basis to the Staff’s comments.  Each of the Staff’s comments is set forth below (with page references unchanged) and is followed by the Company’s response in bold face type (with page references to Amendment No. 2).  All terms used but not defined herein have the meanings assigned to such terms in the Registration Statement.

COMMISSION COMMENTS FOLLOWED BY COMPANY RESPONSES

General

1.                                       We note your response to prior comments 2 and 39 in our letter dated July 6, 2011. We remind you that we will need sufficient time for our review once you have filed all exhibits and filled in all blanks other than that allowed by Rule 430A, including information regarding the price range.

Acknowledged

Summary Historical and Pro Forma Consolidated Financial Data, page 8

2.                                       Please revise your column heading to indicate that the Other Financial Data of Bonanza Creek Energy, Inc. (BCEI) for the period from inception (December 23, 2010) to December 31, 2010 was audited.

Response:

On page 10 of Amendment No. 2 we have revised the column heading as requested.

3.                                       In addition, please revise note 4 under this table to reflect accurate information. That is, you have presented audited cash flows from Bonanza Creek Energy Company, LLC’s (BCEC) operations for the period January 1, 2010 through December 23, 2010.

Response:

On page 11 of Amendment No. 2 we have revised note 4 as requested.

Summary Reserve and Operations Data, page 12

4.                                       Please revise the BCEI column heading to indicate you are presenting operations data for the period from inception (December 23, 2010) to December 31, 2010.

Response:

On page 13 of Amendment No. 2 we have revised the column heading as requested.

Unaudited Pro Forma Financial Information, page 42

5.                                       Please present pro forma reserve quantity and standardized measure information following your pro forma financial statements or provide a cross reference to where this information is presented elsewhere in the document.

Response:

Starting on page 44 of Amendment No. 2, the Article 11 pro forma financial statements now include the pro forma reserve quantity and standardized measure information prepared as of December 23, 2010.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 45

Results of Operations, page 48

6.                                       We note you have combined the operating results of BCEC for the period from January 1, 2010 through December 23, 2010 with operating results for BCEI for the period from inception (December 23, 2010) through December 31, 2010 for purposes of facilitating your results of operations discussion for the year ended December 31, 2010 in comparison to the year ended December 31, 2009. Rather than merely combining the predecessor and successor operating results to reflect the impact of the recapitalization transaction, please utilize pro forma financial information prepared in accordance with Article 11 of Regulation S-X to discuss the trends and changes in the financial results for the year ended December 31, 2010 in comparison to December 31, 2009.

Response:

On August 17, 2011, we sought clarification of this Comment 6 as well as Comment 9 in a telephone conference with Joanna Lam and Jenifer Gallagher of the Commission’s staff.  Following that conversation we were advised by the Commission’s staff that the staff would be amenable to our revising our MD&A in Amendment No. 2 to compare the operating results of BCEC for the 357-day period ended December 23, 2010 (together with a short discussion of the 8 day period which would complete the 2010 year) to the operating results of BCEC for the one year period ended December 31, 2009.  This change is reflected in Amendment No. 2 beginning on page 54 of Amendment No. 2.

Business, page 67

Proved Undeveloped Reserves, page 75

7.                                       Please quantify the proved undeveloped reserves converted to proved developed reserves during the year as required by Item 1203 of Regulation S-K.

Response:

As requested, in the section “Proved Undeveloped Reserves” on page 77 of Amendment No. 2 we have a quantified the proved undeveloped reserves converted to proved developed reserves in 2010.

Certain Relationships and Related Party Transactions, page 115

8.                                       We note your response to comment 27 from our letter dated July 6, 2011. Please include your explanation of the HEC Services and Bennett Note transactions in your next amendment.

Response:

As requested, on pages 119-120 of Amendment No. 2 we have included our explanation of the HEC Services and Bennett Note transactions.

Financial Statements, page F-1

Bonanza Creek Energy, Inc.

Note 3 — Acquisitions, page F-11

9.                                       We note in response to comment 51 in our letter dated July 6, 2011 you now present pro forma reserve quantity and standardized measure information within your audited financial statements. Please confirm this pro forma information was subject to audit.

Response:

As mentioned in response to Comment 6 above, this Comment 9 was discussed with members of the Commission’s staff in a telephone conference on August 17, 2011.  Accordingly, and as discussed during that call, the pro forma reserve quantity and standardized measure information has been removed from Note 3 of BCEI’s audited financial statements for the eight-day period ended December 23, 2010 and is now presented with our Article 11 pro forma financial statements beginning on page 44 of Amendment No. 2.

Note 14 — Disclosures About Oil and Gas Producing Activities (Unaudited), page F-22

10.                                 Please tell us why your standardized measure of discounted future net cash flows as of December 31, 2010 differs from your pro forma standardized measure of discounted future net cash flows as of December 31, 2010.

Response:

The pro forma unaudited reserve quantity and standardized measure information now presented with the Article 11 pro forma financial statements was prepared as of December 23, 2010, the date of BCEC’s recapitalization and BCEI’s acquisition of HEC.  The unaudited reserve quantity and standardized measure information presented in BCEI’s audited financial statements for the eight-day period ended December 31, 2010 was prepared as of December 31, 2010.  As such, the difference between the standardized measure of discounted future net cash flows and the pro forma standardized measure of discounted net cash flows is related to BCEI’s operations for the eight-day period ended December 31, 2010.

Bonanza Creek Energy Company, LLC

Note 13 — Disclosures About Oil and Gas Producing Activities (Unaudited), page F-54

11.                                 Please note your disclosures about oil and gas producing activities should be presented as of and for the period ended December 23, 2010 rather than December 31, 2010. You may adjust your proved reserve information as of December 31, 2010 for production and other material changes that occurred during the period December 24, 2010 through December 31, 2010 to determine an estimate of your reserves as of December 23, 2010. This comment also applies to the information disclosed in Note 7 of the financial statements of Holmes Eastern Company, LLC.

Response:

Amendment No. 1 erroneously dated our disclosures of oil and gas producing activities as of and for the year ended December 31, 2010 for both BCEC and HEC.  The information provided was actually for the period ended December 23, 2010, rather than December 31, 2010.  These disclosures are now dated as of and for the period ended December 23, 2010 in the audited financial statements of both BCEC and HEC.

Holmes Eastern Company, LLC

Financial Statements

12.                                 We note that although the introductory paragraph of the audit report indicates that Hein & Associates LLP has audited the balance sheets of Holmes Eastern Company, LLC as of December 23, 2010 and December 31, 2009, the opinion paragraph covers its financial position as of December 23, 2010 and December 31, 2010. Please ask your auditors to resolve this inconsistency.

Response:

As requested, on page F-56 of Amendment No. 2 our auditor has corrected the inconsistency in dates between the introductory paragraph and opinion paragraph.

Engineering Comments

13.                                We note your response to our prior comments 46 and 49 in which you state existing vertical wells producing from the Codell/Niobrara have EURs of 70 MBOe and that you based your reserve estimates for the PUD wells on these existing producing wells and the

PUD wells have EURs of 61 MBOe. However, we note that the proved producing Codell/Niobrara wells in the reserve report have substantially lower EURs than 60 or 70 MBOe. Please reconcile this for us.

Response:

The spreadsheet attached hereto as Exhibit A demonstrates that, when the PDNP values are added to the PDP values for the respective vertical Codell/Niobrara wells, the average EUR is 70 MBOE. Based on a long history of successful re-fracs in the DJ Basin, we plan to re-frac many of the current producing wells; those reserves are included in the PDNP category until those re-fracs occur. For the PUD locations, a re-frac is assumed after approximately five years, and those reserves and costs are included in the economic evaluation.

14.                                 We note that you have assigned a decline rate of 51% to your proved undeveloped reserves in the Haynesville Shale. It is our understanding that the Haynesville Shale typically has an initial decline rate of around 80%. Please reconcile this for us.

Response:

In southern Arkansas the lower part of the Cotton Valley formation locally is referred to as the Haynesville, which is distinct from the Haynesville Gas Shale being developed in Louisiana and Texas. Based on our historical declines in the field, a 51% first year decline is appropriate for the lower portion of the Cotton Valley formation.

Updates to Disclosures About Oil and Gas Producing Activities

Based on a comprehensive re-evaluation of quantities for extensions and discoveries, acquisitions and revisions for the years 2008, 2009 and 2010, we have modified the following disclosures:

•                  Pro forma unaudited reserve quantity and standardized measure information presented on pages 45 to 46 of Amendment No. 2;

•                  BCEC unaudited reserve quantity and standardized measure information presented on pages F-53 to F-55 of Amendment No. 2; and

•                  HEC unaudited reserve quantity and standardized measure information presented on pages F-65 to F-66 of Amendment No. 2.

*                                         *                                         *                                         *

Any questions regarding the above responses or Amendment No. 1 should be directed to either Dallas Parker at (713) 238-2700 or Andrew J. Stanger at (713) 238-2702.

Thank you for your attention to this filing.

Very truly yours,

/s/ Dallas Parker

Dallas Parker

cc:	Michael R. Starzer
Andrew J. Stanger

Exhibit A

Response to Comment 13

(Attached)

EXHIBIT A - BONANZA CREEK ENERGY, INC.

					PDP			PDNP			Total Proved
REGION	Area	Well_Name	RSV_CAT	RESERVOIR	OIL_eur	GAS_eur	BOE_eur	OIL_eur	GAS_eur	BOE_eur	OIL_eur	GAS_eur	BOE_eur
Rockies	DJ_BCRC	70 Ranch 23-27 (old Perkins 23-27)	PDP	Codell/Niobrara	31,699.56	52,257.73	40,409.19	10,721.98	46,734.73	18,511.10	42,421.55	98,992.46	58,920.29
Rockies	Rex	Alles 41-31	PDP	Codell/Niobrara	20,281.74	143,972.23	44,277.11	9,337.45	107,188.33	27,202.17	29,619.18	251,160.55	71,479.28
Rockies	Rex	Alles 8-31	PDP	Codell/Niobrara	20,351.14	223,009.68	57,519.42	2,660.87	59,869.55	12,639.13	23,012.01	282,879.23	70,158.55
Rockies	Rex	Antelope 11-18	PDP	Codell/Niobrara	39,853.23	95,263.59	55,730.50	20,851.87	67,461.93	32,095.52	60,705.10	162,725.52	87,826.02
Rockies	Rex	Antelope 12-18	PDP	Codell/Niobrara	42,992.42	101,651.22	59,934.29	20,851.87	67,461.93	32,095.52	63,844.29	169,113.15	92,029.81
Rockies	Rex	Antelope 12-19 (old Farr 12-19)	PDP	Codell/Niobrara	43,353.65	84,467.29	57,431.53	20,060.63	64,902.05	30,877.64	63,414.28	149,369.34	88,309.17
Rockies	Rex	Antelope 13-18	PDP	Codell/Niobrara	37,188.46	72,511.64	49,273.74	20,301.25	65,680.50	31,248.00	57,489.71	138,192.14	80,521.73
Rockies	Rex	Antelope 13-19	PDP	Codell/Niobrara	43,013.78	87,221.86	57,550.75	20,827.95	67,384.53	32,058.70	63,841.72	154,606.39	89,609.46
Rockies	Rex	Antelope 14-18	PDP	Codell/Niobrara	37,188.46	72,511.64	49,273.74	20,301.25	65,680.50	31,248.00	57,489.71	138,192.14	80,521.73
Rockies	Rex	Antelope 14-19	PDP	Codell/Niobrara	39,926.79	92,468.18	55,338.15	20,827.95	67,384.53	32,058.70	60,754.74	159,852.71	87,396.86
Rockies	Rex	Antelope 18A (old G-18)	PDP	Codell/Niobrara	41,994.28	99,004.54	58,495.04	20,851.87	67,461.92	32,095.52	62,846.15	166,466.47	90,590.56
Rockies	Rex	Antelope 18C (old I-18)	PDP	Codell/Niobrara	37,188.46	72,511.64	49,273.74	20,301.25	65,680.50	31,248.00	57,489.71	138,192.14	80,521.73
Rockies	Rex	Antelope 19C (old Farr I-19)	PDP	Codell/Niobrara	37,994.05	94,003.74	53,661.34	20,827.95	67,384.53	32,058.70	58,822.00	161,388.27	85,720.05
Rockies	Rex	Antelope 21-18	PDP	Codell/Niobrara	35,487.23	73,894.09	47,802.91	20,851.87	67,461.92	32,095.52	56,339.10	141,356.01	79,898.43
Rockies	Rex	Antelope 21-19 (old Farr 21-19)	PDP	Codell/Niobrara	40,209.24	78,189.51	53,240.83	20,060.63	64,902.05	30,877.64	60,269.88	143,091.56	84,118.47
Rockies	Rex	Antelope 22-18	PDP	Codell/Niobrara	36,449.85	80,199.32	49,816.41	20,851.87	67,461.93	32,095.52	57,301.72	147,661.25	81,911.93
Rockies	Rex	Antelope 22-19 (old Farr 22-19)	PDP	Codell/Niobrara	40,212.24	78,189.51	53,243.83	20,060.63	64,902.05	30,877.64	60,272.88	143,091.56	84,121.47
Rockies	Rex	Antelope 23-18	PDP	Codell/Niobrara	37,188.47	72,511.64	49,273.74	20,301.25	65,680.50	31,248.00	57,489.71	138,192.14	80,521.74
Rockies	Rex	Antelope 24-18	PDP	Codell/Niobrara	37,188.47	72,511.64	49,273.74	20,301.25	65,680.50	31,248.00	57,489.71	138,192.14	80,521.74
Rockies	Rex	Antelope 33-18	PDP	Codell/Niobrara	37,492.57	115,355.42	56,718.47	23,018.26	38,732.64	29,473.70	60,510.83	154,088.06	86,192.17
Rockies	Rex	Antelope 34-18	PDP	Codell/Niobrara	39,824.33	80,914.27	53,310.04	20,946.54	67,768.20	32,241.24	60,770.87	148,682.48	85,551.28
Rockies	Rex	Antelope 41-19	PDP	Codell/Niobrara	43,710.54	85,841.06	58,017.38	20,827.95	67,384.53	32,058.70	64,538.49	153,225.59	90,076.09
Rockies	Rex	Antelope 43-19	PDP	Codell/Niobrara	43,710.54	85,841.06	58,017.38	20,827.95	67,384.53	32,058.70	64,538.49	153,225.59	90,076.09
Rockies	Rex	Champlin 1-13	PDP	Codell/Niobrara	39,582.84	119,616.28	59,518.89				39,582.84	119,616.28	59,518.89
Rockies	Rex	Champlin 1-9	PDP	Codell/Niobrara	45,214.85	92,013.45	60,550.43				45,214.85	92,013.45	60,550.43
Rockies	DJ_BCRC	Dow 12-28	PDP	Codell/Niobrara	14,149.10	92,209.72	29,517.39	15,815.84	48,664.12	23,926.52	29,964.94	140,873.84	53,443.91
Rockies	DJ_BCRC	Dow 13-28	PDP	Codell/Niobrara	19,422.70	74,535.57	31,845.30	16,632.04	51,175.48	25,161.28	36,054.74	125,711.04	57,006.58
Rockies	DJ_BCRC	Dow 21-28	PDP	Codell/Niobrara	41,370.39	211,098.95	76,553.55	15,584.25	47,951.55	23,576.18	56,954.65	259,050.50	100,129.73
Rockies	DJ_BCRC	Dow 23-28	PDP	Codell/Niobrara	27,373.80	44,179.49	34,737.05	15,796.82	46,113.92	23,482.47	43,170.62	90,293.41	58,219.52
Rockies	DJ_BCRC	Dow 24-28	PDP	Codell/Niobrara	22,793.40	92,419.79	38,196.70	16,632.04	51,175.47	25,161.28	39,425.44	143,595.26	63,357.98
Rockies	DJ_BCRC	Dow 32-28	PDP	Codell/Niobrara	36,947.48	46,767.21	44,742.01	16,337.42	47,615.99	24,273.42	53,284.90	94,383.20	69,015.43
Rockies	DJ_BCRC	Dow 41-33	PDP	Codell/Niobrara	28,296.02	73,663.54	40,573.27	10,955.70	37,675.25	17,234.91	39,251.72	111,338.79	57,808.18
Rockies	Rex	Farr 2-19	PDP	Codell/Niobrara	42,438.51	117,979.81	62,101.81				42,438.51	117,979.81	62,101.81
Rockies	Rex	Gunther 15-31	PDP	Codell/Niobrara	39,842.83	425,947.69	110,834.11				39,842.83	425,947.69	110,834.11
Rockies	Rex	Gunther 33-31	PDP	Codell/Niobrara	21,959.54	183,081.98	52,473.21	10,464.95	121,441.77	30,705.25	32,424.49	304,523.76	83,178.45
Rockies	Rex	Guttersen Ranch 11-9	PDP	Codell/Niobrara	22,429.16	79,259.03	35,639.00	10,559.47	74,566.15	22,987.17	32,988.63	153,825.18	58,626.16
Rockies	Rex	Guttersen Ranch 22-9	PDP	Codell/Niobrara	39,853.20	175,158.01	69,046.20	12,386.68	87,469.07	26,964.86	52,239.88	262,627.08	96,011.06
Rockies	Rex	Guttersen Ranch 33-9	PDP	Codell/Niobrara	34,310.20	93,204.60	49,844.30	11,927.43	84,225.98	25,965.09	46,237.62	177,430.58	75,809.39
Rockies	Rex	Guttersen Ranch 34-9	PDP	Codell/Niobrara	27,652.09	96,156.65	43,678.19	11,333.36	80,031.00	24,671.86	38,985.45	176,187.65	68,350.06

1

Rockies	Rex	Guttersen Ranch 43-9	PDP	Codell/Niobrara	32,237.44	89,505.58	47,155.03	11,565.87	81,672.87	25,178.02	43,803.31	171,178.45	72,333.05
Rockies	Rex	Guttersen Ranch 9I (old S-09)	PDP	Codell/Niobrara	24,171.81	47,562.62	32,098.91	10,707.59	46,659.85	18,484.23	34,879.40	94,222.46	50,583.14
Rockies	Rex	Herbst 14-14	PDP	Codell/Niobrara	24,371.13	212,849.87	59,846.11				24,371.13	212,849.87	59,846.11
Rockies	DJ_BCRC	Huck 41-28	PDP	Codell/Niobrara	18,395.73	11,100.04	20,245.74	15,039.82	46,276.36	22,752.54	33,435.55	57,376.40	42,998.28
Rockies	Rex	Kaiser 8-3	PDP	Codell/Niobrara	26,989.54	306,432.84	78,061.68				26,989.54	306,432.84	78,061.68
Rockies	Rex	Kohler 1-21	PDP	Codell/Fort Hays/Niobrara	19,494.72	179,650.38	49,436.45				19,494.72	179,650.38	49,436.45
Rockies	Rex	McFerren 4-2	PDP	Codell/Niobrara	13,362.59	204,278.98	47,409.09				13,362.59	204,278.98	47,409.09
Rockies	Rex	McFerren 5-2	PDP	Codell/Niobrara	12,078.35	131,106.70	33,929.47				12,078.35	131,106.70	33,929.47
Rockies	Rex	Monahan Federal 24 24	PDP	Codell/Niobrara	23,411.28	31,803.96	28,711.94				23,411.28	31,803.96	28,711.94
Rockies	DJ_BCRC	Mondt 1	PDP	Codell/Niobrara	11,441.69	11,235.96	13,314.35	10,093.55	44,289.82	17,475.18	21,535.24	55,525.79	30,789.54
Rockies	Rex	North Platte 11-13	PDP	Codell/Niobrara	49,359.58	134,695.69	71,808.86	22,855.99	73,945.88	35,180.31	72,215.58	208,641.56	106,989.17
Rockies	Rex	North Platte 11-24	PDP	Codell/Niobrara	24,519.01	49,663.44	32,796.26	20,946.53	67,768.22	32,241.24	45,465.55	117,431.66	65,037.49
Rockies	Rex	North Platte 12-13	PDP	Codell/Niobrara	14,892.44	24,264.61	18,936.54	20,141.86	65,164.88	31,002.68	35,034.30	89,429.49	49,939.22
Rockies	Rex	North Platte 12-24	PDP	Codell/Niobrara	23,499.76	84,288.79	37,547.89	20,946.53	67,768.22	32,241.24	44,446.29	152,057.00	69,789.13
Rockies	Rex	North Platte 13-24	PDP	Codell Niobrara	15,114.63	33,017.23	20,617.50	20,946.53	67,768.22	32,241.24	36,061.16	100,785.45	52,858.74
Rockies	Rex	North Platte 13A (old G-13)	PDP	Codell/Niobrara	32,469.20	94,995.01	48,301.70	20,141.87	65,164.88	31,002.68	52,611.07	160,159.89	79,304.38
Rockies	Rex	North Platte 14-24	PDP	Codell/Niobrara	17,997.72	59,320.76	27,884.52	20,946.53	67,768.22	32,241.24	38,944.26	127,088.97	60,125.75
Rockies	Rex	North Platte 21-13	PDP	Codell/Niobrara	42,988.85	103,226.51	60,193.27	21,926.45	70,938.53	33,749.54	64,915.30	174,165.04	93,942.81
Rockies	Rex	North Platte 21-24	PDP	Codell/Niobrara	26,019.24	123,834.95	46,658.40	21,353.07	69,083.48	32,866.98	47,372.31	192,918.44	79,525.38
Rockies	Rex	North Platte 22-13	PDP	Codell/Niobrara	47,083.49	91,478.46	62,329.90	23,049.51	74,571.98	35,478.18	70,133.01	166,050.44	97,808.08
Rockies	Rex	North Platte 22-24	PDP	Codell/Niobrara	17,894.30	41,935.40	24,883.53	20,946.53	67,768.22	32,241.24	38,840.83	109,703.62	57,124.77
Rockies	Rex	North Platte 23-24	PDP	Codell/Niobrara	14,043.83	32,000.00	19,377.17	20,946.53	67,768.22	32,241.24	34,990.37	99,768.22	51,618.40
Rockies	Rex	North Platte 24-24	PDP	Codell/Niobrara	14,368.57	30,425.75	19,439.53	20,946.53	67,768.22	32,241.24	35,315.10	98,193.96	51,680.76
Rockies	Rex	North Platte 24A (old G-24)	PDP	Codell/Niobrara	32,768.91	74,775.12	45,231.43	20,946.54	67,768.21	32,241.24	53,715.44	142,543.33	77,472.66
Rockies	Rex	North Platte 24C (old I-24)	PDP	Codell/Niobrara	28,681.48	49,380.35	36,911.54	20,946.54	67,768.21	32,241.24	49,628.02	117,148.56	69,152.78
Rockies	Rex	North Platte 33-13	PDP	Codell/Niobrara	27,283.23	84,675.22	41,395.77	20,430.97	66,100.20	31,447.67	47,714.20	150,775.42	72,843.44
Rockies	Rex	North Platte 43-13	PDP	Codell/Niobrara	21,606.73	39,473.90	28,185.72	20,114.90	65,077.64	30,961.18	41,721.64	104,551.54	59,146.89
Rockies	Rex	North Platte 44-13	PDP	Codell/Niobrara	24,583.24	41,356.26	31,475.95	20,114.90	65,077.64	30,961.18	44,698.14	106,433.90	62,437.13
Rockies	DJ_BCRC	Park 41-4	PDP	Codell/Niobrara	25,748.86	62,560.13	36,175.54	12,358.56	25,187.85	16,556.54	38,107.42	87,747.99	52,732.08
Rockies	DJ_BCRC	Perkins 12-27	PDP	Codell/Niobrara	24,027.65	59,538.17	33,950.68	10,981.88	48,086.45	18,996.28	35,009.53	107,624.62	52,946.97
Rockies	DJ_BCRC	Perkins 21-22	PDP	Codell/Niobrara	43,029.86	175,557.04	72,289.37				43,029.86	175,557.04	72,289.37
Rockies	Rex	Pfeiffer 10-26	PDP	Codell/Niobrara	25,498.63	307,503.69	76,749.25				25,498.63	307,503.69	76,749.25
Rockies	Rex	Rothe 22-6	PDP	Codell/Niobrara	16,060.29	170,275.07	44,439.47	10,264.76	103,291.09	27,479.95	26,325.05	273,566.16	71,919.41
Rockies	Rex	Rothe 5-6	PDP	Codell/Niobrara	26,128.69	259,669.48	69,406.93				26,128.69	259,669.48	69,406.93
Rockies	DJ_BCRC	Wetco Farms 11-4	PDP	Codell/Niobrara	33,207.32	105,852.38	50,849.38	12,879.71	26,676.51	17,325.80	46,087.03	132,528.89	68,175.18
Rockies	DJ_BCRC	Wetco Farms 14-4	PDP	Codell/Niobrara	30,009.79	154,584.48	55,773.87				30,009.79	154,584.48	55,773.87

													70,819.27

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